SEC File No. 82-34874



DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

RECEIVED
2006 JUN 15 P 1:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 13, 2006

Lisa Marchese
Dir 416.367.7899
lmarchese@dwpv.com

File No. 207525

BY COURIER

Office of International Corporat
Division of Corporate Finance
Securities and Exchange Comm
450 Fifth Street, N.W.
Washington, DC 20549



06014433

SUPPL

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval in Canada by Global Alumina Corporation (the "Corporation"):

1. press release dated June 2, 2006 announcing Emirates International Investment Company LLC intends not to proceed with second tranche under its Subscription Agreement; and

2. report of voting results at the annual general and special meeting of the shareholders of the Corporation held on May 8, 2006.

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

DAVIES WARD PHILLIPS & VINEBERG LLP

Per: Lisa Marchese
Law Clerk

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

c Greg Harnish

Tor#: 1729432.1


Global
Alumina

RECEIVED
2006 JUN 15 P 1:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FOR IMMEDIATE RELEASE

GLOBAL ALUMINIA ANNOUNCES EIIC INTENDS NOT TO PROCEED WITH SECOND TRANCHE UNDER ITS SUBSCRIPTION AGREEMENT
No Anticipated Impact On Project Completion or Planned Capital Expenditures

TORONTO, ON – June 2, 2006 – Global Alumina Corporation (TSX: GLA.U) announced today that Emirates International Investment Company LLC (EIIC) has advised that it does not intend to purchase the US$50 million principal amount, 10 per cent convertible debenture on the existing terms of its US$100 million subscription agreement with the company dated August 16, 2005, as amended September 26, 2005. The loss of this $50 million in financing is not expected to have an impact on the timetable for project completion or on planned 2006 capital expenditures. On October 21, 2005, Global Alumina closed the first tranche of the subscription agreement and issued 25 million common shares to EIIC at US$2.00 per share for an aggregate price of US$50 million. EIIC currently holds approximately 12.5% of the outstanding shares of Global Alumina.

"While we are disappointed with EIIC's decision, they remain an important and valued shareholder and we will continue discussing this matter with them," stated Bruce Wrobel, CEO, Global Alumina. "Meanwhile, we also are continuing our discussions with other prospective strategic investors and remain excited about our progress to date in Guinea and our opportunities within the global aluminum industry."

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Gabby Nobrega
GCI Group
P: 416-486-7228
gnobrega@gcigroup.com

- more -



Global
Alumina

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

GLOBAL ALUMINA CORPORATION

Annual General and Special Meeting of Shareholders

Held on May 8, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual general and special meeting (the "Meeting") of shareholders of Global Alumina Corporation (the "Corporation") held on May 8, 2006:

	Outcome of Vote
The appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation and the authorization of the directors to fix their remuneration.	Passed
The amendment of the articles of the Corporation to restrict the business of the Corporation to the refining of bauxite in Guinea and activities ancillary thereto, as further described in the Corporation's management proxy circular dated March 21, 2006 (the total votes cast by all shareholders present by proxy were 61,758,898 shares voted "for" and 4,138,300 shares voted "against").	Passed

The election of the following directors was put to a vote by way of ballots. The total votes cast by all shareholders present in person or by proxy were as follows:

	Shares Voted "For"	Shares "Withheld"
Dr. Abdulrahman Al Awar	102,553,752	65,116
Michael Cella	102,553,752	65,116
Bernard Cousineau	106,182,368	36,500
Mehdi Dazi	102,553,752	65,116
Ahmed Fikree	102,553,752	65,116
Alan Gayer	102,553,752	65,116
Karim Karjan	102,553,752	65,116
David Suratgar	102,553,752	65,116
Bruce Wrobel	102,553,752	65,116

GLOBAL ALUMINA CORPORATION

by (signed) *Michael J. Cella*

Michael J. Cella

Senior Vice President, Chief Financial Officer and Secretary